# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THE GROWHUB LIMITED, CIK 0002024114
CUSIP: G4149Y102
Title of class of securities: Class A Ordinary Shares Class B Ordinary Shares
Address of issuer's principal executive offices: 60 Paya Lebar Road,, #12-37 Paya Lebar Square,, Singapore, Singapore (U0), 409051
Date of event which requires filing of this statement: 08/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002060668

## Reporting persons
- Chan Choon Yew Lester: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; sole voting power 10,433,340; shared voting power 0; sole dispositive power 10,433,340; shared dispositive power 0; aggregate amount beneficially owned 10,433,340 (41.24% of the class)
  Comment: (1) Comprised of 0 Class A Ordinary Shares and 8,340 Class B Ordinary Shares owned by Chan Choon Yew Lester of record and an aggregate of 0 Class A Ordinary Shares and 10,425,000 Class B Ordinary Shares owned by Initium Novum Capital Pte. Ltd, Vita Nova Ventures Pte. Ltd and EMJ Capital Holdings Pte. Ltd, which entities are all wholly owned by Chan Choon Yew Lester. Therefore, Chan Choon Yew Lester has the voting and dispositive control over the shares held by each of these entities. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.
  
  (2) Percentage of class is calculated based on 25,299,810 Ordinary Shares, consisting of 14,866,470 Class A Ordinary Shares and 10,433,340 Class B Ordinary Shares outstanding, as of September 11, 2025, which information was provided by the Issuer to the Reporting Persons on September 11, 2025.
- Initium Novum Capital Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); member of a group; sole voting power 3,175,000; shared voting power 0; sole dispositive power 3,175,000; shared dispositive power 0; aggregate amount beneficially owned 3,175,000 (12.55% of the class)
  Comment: (1) Initium Novum Capital Pte. Ltd is 100% owned by Chan Choon Yew Lester. Accordingly, Chan Choon Yew Lester has the sole voting and dispositive power over these shares. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. (2) Percentage of class is calculated based on 25,299,810 Ordinary Shares, consisting of 14,866,470 Class A Ordinary Shares and 10,433,340 Class B Ordinary Shares outstanding, as of September 11, 2025, which information was provided by the Issuer to the Reporting Persons on September 11, 2025.
- Vita Nova Ventures Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); member of a group; sole voting power 3,875,000; shared voting power 0; sole dispositive power 3,875,000; shared dispositive power 0; aggregate amount beneficially owned 3,875,000 (15.32% of the class)
  Comment: (1) Vita Nova Ventures Pte. Ltd is 100% owned by Chan Choon Yew Lester. Accordingly, Chan Choon Yew Lester has the sole voting and dispositive power over these shares. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. (2) Percentage of class is calculated based on 25,299,810 Ordinary Shares, consisting of 14,866,470 Class A Ordinary Shares and 10,433,340 Class B Ordinary Shares outstanding, as of September 11, 2025, which information was provided by the Issuer to the Reporting Persons on September 11, 2025.
- EMJ Capital Holdings Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); member of a group; sole voting power 3,375,000; shared voting power 0; sole dispositive power 3,375,000; shared dispositive power 0; aggregate amount beneficially owned 3,375,000 (13.34% of the class)
  Comment: (1) EMJ Capital Holdings Pte. Ltd is 100% owned by Chan Choon Yew Lester. Accordingly, Chan Choon Yew Lester has the sole voting and dispositive power over these shares. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. (2) Percentage of class is calculated based on 25,299,810 Ordinary Shares, consisting of 14,866,470 Class A Ordinary Shares and 10,433,340 Class B Ordinary Shares outstanding, as of September 11, 2025, which information was provided by the Issuer to the Reporting Persons on September 11, 2025.

## Item 1. Issuer
Name of issuer: THE GROWHUB LIMITED
Address of issuer's principal executive offices: 60 Paya Lebar Road, #12-37 Paya Lebar Square, Singapore, 409051

## Item 2. Person Filing
Name of person filing: Chan Choon Yew Lester
Address of principal business office or, if none, residence: 60 Paya Lebar Road, #12-37 Paya Lebar Square, Singapore, 409051
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 10,433,340 - See Exhibit 1 hereto
Percent of class: 41.24% (assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) - See Exhibit 1 hereto
Sole power to vote or to direct the vote: 10,433,340 - See Exhibit 1 hereto
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: 10,433,340 - See Exhibit 1 hereto
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Chan Choon Yew Lester: /s/ Chan Choon Yew Lester, Chan Choon Yew Lester (09/11/2025)
- Initium Novum Capital Pte. Ltd.: /s/ Chan Choon Yew Lester, Chan Choon Yew Lester, Director (09/11/2025)
- Vita Nova Ventures Pte. Ltd.: /s/ Chan Choon Yew Lester, Chan Choon Yew Lester, Director (09/11/2025)
- EMJ Capital Holdings Pte. Ltd.: /s/ Chan Choon Yew Lester, Chan Choon Yew Lester, Director (09/11/2025)